United Technologies Corporation
Mail Stop: 8FS-3
Farmington, CT 06032
(860) 728-6250
John Stantial
Acting Controller
August 2, 2013

Mr. Lyn Shenk
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	United Technologies Corporation
Commission File No. 001-00812
Form 10-K for fiscal year ended December 31, 2012
Filed on February 7, 2013

Dear Mr. Shenk:

As requested during the teleconference on July 30, 2013 with Mr. Kuhn and Mr. Jones of the Division of Corporation Finance (the Staff) of the Securities and Exchange Commission (the Commission), the following provides additional clarification in regards to the accounting for the PW1500G Bombardier CSeries (CSeries) and PW1200G Mitsubishi Regional Jet (MRJ) engine contracts.

We acknowledge that United Technologies Corporation (UTC or we) is responsible for the adequacy and accuracy of the disclosure in our filings. Further, we understand and acknowledge that Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to future filings, and UTC may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For reasons of business confidentiality, in a separate letter dated August 2, 2013, the Company requested that certain information in UTC's response not be disclosed in response to any request made under the Freedom of Information Act, 5 U.S.C.A §552 or otherwise. Accordingly, pursuant to Rule 83 of the Commission's Rules on Information and Requests (17 C.F.R. § 200.83), a complete copy of this letter will be provided only in paper form and not electronically as correspondence under the SEC's EDGAR system. Omitted information has been replaced in this letter as filed via the EDGAR system with a placeholder identified by the mark “[***].”

As discussed in our previous response, the CSeries and MRJ contracts between Goodrich and Pratt & Whitney for Goodrich to supply nacelles to be used on Pratt & Whitney's large commercial engines were effectively settled as of the date of our acquisition of Goodrich. Intercompany supply relationships now exist between our two businesses.

As disclosed in Note 1 Summary of Accounting Principles contained in our consolidated financial statements, and in the Critical Accounting Estimates section of Management's Discussion and Analysis contained in our Form 10-K:

“Loss provisions on original equipment contracts are recognized to the extent that estimated inventoriable manufacturing, engineering, product warranty and product performance guarantee costs, as appropriate, exceed the projected revenue for the products contemplated under the contractual arrangement…Products contemplated under contractual arrangement include products purchased under contract and, in the large commercial engine and wheels and brakes businesses, future highly probable sales of replacement parts required by regulation that are expected to be purchased subsequently for incorporation into the original equipment.”

Accounting for production engine deliveries, including the nacelles, for the CSeries and MRJ will follow the standard large commercial engine accounting practices that are referenced in the disclosure above and which have been accepted industry practice for a number of years. Under this practice, a loss will be recorded for firm engine orders when an assessment of the original equipment manufacturing (OEM) and subsequent spare parts profits and losses net to a combined loss on a contract by contract basis. If the overall combined arrangement is profitable, we will record the engine losses, if any, upon engine sale and delivery; we do not defer any of these engine losses as a cost of aftermarket contracts. To better understand this industry practice, it is helpful to understand the nature of the typical lifecycle of aerospace programs such as CSeries and MRJ for which our competitors also [***] in the OEM phase.

Based upon various economic factors such as perceived demand, affordability, competition and so forth, air-framers will decide to develop and launch a new aircraft platform such as Bombardier's CSeries aircraft. The air-framer will then contract with one or more engine manufacturers to develop an engine for the aircraft. Certain arrangements between the air-framer and engine manufacturer may be sole source, whereas in other situations the aircraft may be offered with more than one engine option. [***] The economics of the industry have developed over time in an effort by air-framers to spread the cost and risk of OEM development over the supply base during the development cycle as it takes an extended period of time and significant investment to bring an aircraft, including its engines, to market. During this period, developmental costs are expensed as incurred. Once developed and certified, the engine will enter into the production phase and orders received are considered firm/obligated.

As discussed on the call, engines are selected by the individual airline or leasing customer that is purchasing an aircraft when an engine choice is offered by the air-framer. While the engine is actually sold to the air-framer, the engine provider and the airline often have significant interaction in the negotiations of multiple elements of the engine transaction during the selling efforts. In dual source arrangements, this effectively provides for a three party contract between Pratt & Whitney, the airline (e.g., Delta) and the air-framer (e.g., Being, Airbus, Bombardier, etc.). In sole source situations, tri-party arrangements are less common; however, pricing received from the air-framer is often directly impacted by negotiations with the airlines.

Established industry practice is to publish engine list prices [***]. Air-framers generally expect to receive these OEM products [***] as the air-framer will generally realize its return on the program investment primarily from the OEM phase and their customers, the airlines, manage their costs of owning an aircraft over the initial procurement and maintenance cycles. As a result, engine manufacturers will incur these losses in the OEM phase [***]. From a contractual perspective, future aftermarket revenues and profits are earned under contracts that are separate from the original engine sale. These revenues could come from the sale of spare parts, overhaul and repair services or under long-term maintenance agreements. As they are separate contractual arrangements, they are accounted for separately from the engine sale utilizing the appropriate guidance under ASC 605 Revenue Recognition. However, for purposes of determining whether a loss is to be recorded upon engine award, we will estimate the future aftermarket spares sales to determine if the expected aftermarket profits will be greater than the engine losses, meaning that there is no net loss on a combined basis. If this is the case, the engine losses will be recognized when engines are shipped, otherwise the engine losses in excess of expected spare parts profits are recognized upon receipt of firm orders. [***].

The practice of considering future spare parts revenues and profits in assessing the timing of engine loss recognition, reflects a number of relevant industry and economic specific factors:

•	As discussed above, the pricing of engines in the marketplace by engine manufacturers, air-framers and airlines contemplates the future aftermarket stream.

•	Pratt & Whitney warranty programs and performance guarantees require that the customer utilize Pratt & Whitney parts over the life of the warranty/guarantee.

•	Engines and aircraft have a practical economic life well beyond the [***] used in the analysis.

•	Spares parts require FAA certification that includes rigorous stationary and in-flight testing.

•
Non-OEM manufacturers are generally unwilling to make the significant investment required, and do not possess the necessary technical capability, to manufacture replacement parts. Additionally, OEM's typically own the designs and tooling and have patents and non-compete agreements in place with the supply base.

•
Pratt & Whitney has the ability, based on experience, detailed historical spare parts sales information, Pratt & Whitney and FAA mandated service lives and other factors, to reliably estimate the spares parts revenues and margins over an engine's life. The spare parts system model utilized can project the spare parts stream on a customer-specific basis by assessing such factors as estimated flight hours, number of cycles, operating elevation, temperatures, take-off power and so forth.

To exemplify the accounting employed, and to respond to your specific inquiry from the teleconference, the following provides the representative impact of both a CSeries contract and an MRJ contract. Each assumes 10 engines are ordered by an airline customer:

[***]
1 [***]
2 Cost includes the direct manufacturing cost, warranty, and any applicable costs, net of any recoveries from engine collaboration partners. For the above analysis we have used the projected average learned out cost of the engines.
3 The spares parts margin utilized is customer-and engine-specific; [***]; is discounted; and is decremented to provide a level of offset to any potential forecasting risks.
4 This amount is only utilized to determine whether a loss is required at engine award or whether the above engine losses will be recorded at shipment.

We believe the prevailing industry practice of recording losses in this manner is consistent with the underlying economics of the arrangements from both a customer and OEM component manufacturer perspective. (See attachment A for other companies publicly filed summaries of relevant accounting policies). Since there are essentially multiple elements in the transaction (an engine sale and virtually assured aftermarket revenue contract), it would be inappropriate to record an anticipated loss if the overall arrangement was anticipated to be profitable. Although the spare part sales are not explicitly provided for in the engine contract, they are virtually assured for the reasons previously discussed. The inclusion of spare part revenues is consistent with the market economics, and with Pratt & Whitney's internal rate of return assessments. Therefore, the engine contract and follow on spare parts volume are combined and measured together to evaluate whether a loss provision is necessary. While the engine sale secures the aftermarket stream and market evidence has suggested [***], we do not believe it is appropriate to allocate a portion of the aftermarket's expected revenues to the engine due to their contingent nature and, therefore, we believe attribution of revenues on engine sales should be limited to contractual engine revenue pricing, [***].

We trust that the foregoing addresses the various inquiries and requests raised during our teleconference. However, should you have additional questions or require further clarification, please do not hesitate to call me at 860.728.6250.

Sincerely,
/s/ John E. Stantial
John E. Stantial
Acting Controller

ATTACHMENT A

As we discussed during the teleconference, we believe the large commercial engine accounting policy described above is in use by the two large commercial engine manufacturers who report under U.S. GAAP (Pratt & Whitney and General Electric Corporation). We also believe that similar considerations are employed at Honeywell in their Wheels and Brakes and APU businesses when they offer significant sales incentives to obtain aftermarket contracts. Also, while an IFRS reporter, the other large engine manufacturer (Rolls Royce) has identified losses on engines as a recoverable engine cost which they capitalize at the time of delivery when linked transactions to the aftermarket do not exist, which we view as consistent with our premise that the fair value of our engine sales exceed their selling prices. Set forth below are extracts of accounting policy summaries from recent Annual Reports filed by these companies:

General Electric

“We provide for any loss that we expect to incur on these agreements when that loss is probable; consistent with industry practice, for commercial aircraft engines, we make such provision only if such losses are not recoverable from future highly probable sales of spare parts for those engines.”

Honeywell

“These costs (sales incentives) are recognized in the period incurred as cost of products sold or as a reduction to sales, as appropriate. For aircraft manufacturers, incentives are recorded when the products are delivered; for airlines, incentives are recorded when the associated aircraft are delivered by the aircraft manufacturer to the airline.”

Note that sales incentives at Honeywell include free or deeply discounted OEM products.

Rolls Royce

On occasion, the Group may sell original equipment to customers at a price below its cost, on the basis that this deficit will be recovered from future aftermarket sales to the original customer. Where the Group has a contractual right to supply aftermarket parts to the customer and its intellectual rights, warranty arrangements and, where relevant, statutory airworthiness requirements provide reasonable control over this supply, these arrangements are considered to meet the definition of an intangible asset. Such intangible assets are recognised to the extent of the deficit and amortised on a straight-line basis over the expected period of utilisation by the original customer.